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                                                                  EXHIBIT (a)(2)


TO:       All Employees

FROM:     Marcia MacLeod, Vice President of Rewards and Policy

DATE:     May 28, 2003

SUBJECT: Stock Option Exchange Program - Delivery of Election Packets to Eligible Employees


The stock option exchange program, which was presented in the proxy, was approved by stockholders at the Annual Meeting on May 15. The program, which commenced today, is an offer for eligible employees to exchange certain outstanding stock options for a lesser number of options that would be priced relative to market conditions at the replacement date.

If you are eligible to participate in the program, formally known as "The Williams Companies, Inc. Offer to Exchange Outstanding Options to Purchase Common Stock," a personalized packet of information was mailed today in an envelope marked "Important Benefits Information" to your last known address according to our records as of May 16, 2003.

Those eligible to participate include all Williams employees and employees of Williams' affiliates who hold outstanding stock options that are eligible for exchange, except that executive officers, non-management members of the Board of Directors, non-U.S. citizen employees working outside of the U.S. and former employees and retirees are not eligible to participate. Outstanding stock options eligible for exchange include those that:

     o were granted prior to November 27, 2002 under certain of our stock option plans or incentive plans;

     o     have an exercise price greater than or equal to $10.00 per share; and

     o would have had a remaining term of at least two years from the cancellation date of the options if they were tendered pursuant to the offer.

The packet contains detailed information, including the Offer to Exchange document (or if you are eligible to receive the document by electronic means, instructions on how to access the document), Instructions, an Election Form and a Notice of Withdrawal Form. Please carefully review the information included in the packet and if you elect to participate, deliver your properly completed, signed and dated Election Form as described in the Instructions prior to the expiration of the offer. THE EXPIRATION OF THE OFFER IS 4:00 P.M. CENTRAL TIME ON WEDNESDAY, JUNE 25, 2003. Delivery will be deemed made only when the Election Form is actually received (not postmarked) by us.

If you do not submit an Election Form prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, your options will remain outstanding until they terminate or expire according to their terms and they will retain their current exercise price.

Please note that this offer applies only to eligible outstanding stock options, not shares of Williams stock that you may own (including Williams shares held in your 401(k) accounts).

Questions may be directed to the Human Resources Service Center at (800) 320-8040 or (918) 573-5400.